EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the Third Quarter of 2023 and Declares a Quarterly Cash Dividend
MONACO - November 14, 2023 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended September 30, 2023.
The Company also announced that on November 14, 2023 its board of directors (the “Board of Directors”) declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
Results for the Three and Nine Months Ended September 30, 2023 and 2022
•For the third quarter of 2023, the Company’s GAAP net income was $18.3 million, or $0.48 per diluted share, including transaction costs of $0.2 million or $0.01 per diluted share, consisting primarily of legal and tax services related to its pending business combination with Cadeler A/S. These transactions costs are recorded in General and Administrative expenses.
•Total revenues for the third quarter of 2023 were $53.2 million, compared to $69.2 million for the same period in 2022. The primary driver of revenue during the third quarter of 2023 was the revenue generated by Seajacks Zaratan, which continued to perform the Yunlin contract throughout the third quarter of 2023 and generated charter hire revenue of $12.7 million recognized, as was mobilization / demobilization revenues of $5.7 million.

•For the third quarter of 2023, the Company’s adjusted net income was $18.5 million, or $0.49 adjusted per diluted share, which excludes the impact of approximately $0.2 million of transaction costs incurred related to the pending business combination with Cadeler A/S (see Non-GAAP Financial Measures below).

•For the third quarter of 2022, the Company’s GAAP net income was $36.2 million, or $0.95 per diluted share, including a gain of approximately $8.1 million and cash dividend income of $0.2 million, or $0.22 per diluted share, from the Company’s former equity investment in Scorpio Tankers Inc.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the third quarter of 2023 was $22.9 million and EBITDA for the third quarter of 2022 was $45.0 million. Adjusted EBITDA for the third quarter of 2023 was $23.1 (see Non-GAAP Financial Measures below).
•For the first nine months of 2023, the Company’s GAAP net loss was $49.2 million, or $1.34 per diluted share including:
◦a write-down of the NG 2500X Vessels, which were classified as held for sale, of $49.3 million or $1.35 per diluted share,
◦transaction costs of $3.5 million or $0.09 per diluted share, consisting primarily of legal and consulting services, related to the pending business combination with Cadeler A/S.
•Total revenues for the first nine months of 2023 were $105.9 million compared to $152.7 million for the same period in 2022. First nine months 2023 revenues were generated primarily by the Seajacks Scylla, which worked at an offshore wind farm project in the Netherlands, as well as the Company’s three NG2500Xs which performed maintenance on offshore gas production platforms and wind turbine gear maintenance, and consulting revenue. The Seajacks Zaratan began work on the Yunlin project offshore Taiwan in June 2023.
•For the first nine months of 2023, the Company’s adjusted net income was $3.7 million, or $0.10 adjusted per diluted share, which excludes the impact of the write-down of the NG2500Xs, which were classified as held for sale, of approximately $49.3 million and the $3.5 million of transaction costs incurred related to the pending business combination with Cadeler A/S (see Non-GAAP Financial Measures below).

•For the first nine months of 2022, the Company’s GAAP net income was $93.1 million, or $2.41 per diluted share, including a gain of approximately $54.9 million and cash dividend income of $0.6 million, or $1.44 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•EBITDA for the first nine months of 2023 was a loss of $24.8 million and EBITDA for the first nine months of 2022 was $119.4 million. Adjusted EBITDA for the first nine months of 2023 was $28.0 million (see Non-GAAP Financial Measures below).
Liquidity
As of November 10, 2023, the Company had approximately $105.2 million in cash.
Newbuildings
The Company is currently under contract with Hanwha Ocean Co., Ltd. for the construction of two next-generation offshore wind turbine installation vessels (“WTIV”). The aggregate contract price is approximately $654.8 million, of which $131.0 million has been paid. The WTIVs are expected to be delivered in the first and third quarters of 2025, respectively. The estimated future payment dates and amounts are as follows (1) (dollars in thousands):

	HanwhaOcean1	HanwhaOcean2
Q4 2023	$—	$—
Q1 2024	33,036	—
Q2 2024	33,036	—
Q3 2024	—	32,441
Q4 2024	—	32,441
Q1 2025	198,217	—
Q2 2025	—	—
Q3 2025	—	194,644
Total	$264,289	$259,526
(1) These are estimates only and are subject to change as construction progresses.

Sale of NG 2500X Vessels

During July 2023, the Company entered into an agreement with an unaffiliated third party to sell the Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken for approximately $70.0 million in aggregate. The sale is expected to provide net cash proceeds of approximately $56.8 million after the repayment of amounts due on the term loan tranche under the $175.0 Million Credit Facility.These vessels were classified as held for sale as of June 30, 2023.

In October 2023, the Company delivered the Seajacks Kraken to its new owners, repaid $12.6m of the $175.0 Million Credit Facility term loan tranche, and reduced the maximum amounts available for drawing under the $75.0 Million Revolving Loans and $25.0 Million Letters of Credit tranches by $22.4 million in aggregate. There will be no further repayments or reductions required upon disposition of the remaining two NG 2500X vessels, which is expected to take place before the end of 2023.

Award of New Contracts

During October 2023, Seajacks UK Limited, signed a contract with an undisclosed client to assist with the installation of wind turbines. With mobilization commencing in 2024, the contract will be performed by the Company’s NG14000X-class vessel, “Seajacks Scylla”. Inclusive of mobilization and demobilization, the engagement is expected to be between 442 and 655 days and generate approximately $113.0 million to $167.0 million of gross revenue. There are no material project costs or transit costs related to the contract.

During October 2023, Seajacks UK Limited signed a contract with an undisclosed client to transport and install turbines. With mobilization commencing in the second quarter of 2027, the contract will be performed by one of the Company’s two NG16000X Wind Turbine Installation Vessels currently under construction at Hanwha Ocean in South Korea. Inclusive of mobilization and demobilization, the engagement is expected to be between 180 and 210 days and generate approximately $73.0 million to $84.0 million of gross revenue. Project costs are expected to be $8.0 million in aggregate.

During September 2023, Seajacks UK Limited, a wholly-owned subsidiary of the Company, signed a vessel reservation agreement and then a firm contract with an undisclosed client to transport and install turbines. With mobilization commencing in the first quarter of 2027, the contract will be performed by one of the Company’s two NG16000X WTIVs currently under construction at Hanwha Ocean in South Korea. Inclusive of mobilization and demobilization, the engagement is expected to be between 210 and 245 days and generate approximately $87.0 million to $100.0 million of gross revenue. Project costs are expected to be approximately $15.0 million in aggregate.

During May 2023, Seajacks UK Limited signed a reservation agreement for its NG 5500 vessel, “Seajacks Zaratan”, for employment in the Asia Pacific region for between five and six months. The contract has now been fully executed and is expected to generate between approximately €32.5 million and €38.0 million of revenue after estimated project costs and commence in the second quarter of 2024.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of September 30, 2023 and November 10, 2023, are as follows (dollars in thousands):

	As of September 30, 2023	As of November 10, 2023
Credit Facility	Amount Outstanding
$175.0 Million Credit Facility	$56,250	$43,650
Total	$56,250	$43,650
The Company has undrawn availability under a $75.0 Million Revolving Loan of the above-mentioned $175.0 Million Credit Facility.
Quarterly Cash Dividend
In the third quarter of 2023, the Board of Directors declared, and the Company paid, a quarterly cash dividend of $0.01 per share totaling approximately $0.4 million.
On November 14, 2023, the Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about December 15, 2023, to all shareholders of record as of November 29, 2023. As of November 14, 2023, there are 38,647,119 common shares outstanding.
Conflict in Ukraine
As a result of the conflict between Russia and Ukraine which commenced in February 2022, the United States, the European Union, and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The ongoing conflict has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. We will continue to monitor the situation to assess whether the conflict could have any material impact on our operations or financial performance.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Revenue:
Revenue	$53,196	$69,193	$105,861	$152,723
Operating expenses:
Vessel operating and project costs	20,916	22,048	58,417	58,899
Vessel depreciation	4,521	6,079	16,656	18,530
General and administrative expenses	10,797	10,220	30,086	31,087
Write-down of vessels classified as held for sale	—	—	49,336	—
Total operating expenses	36,234	38,347	154,495	108,516
Operating income (loss)	16,962	30,846	(48,634)	44,207
Other income (expense):
Interest income	759	212	2,443	223
Income from equity investments	—	8,340	—	55,538
Foreign exchange (loss) income	(828)	(2,334)	648	(4,655)
Financial expense, net	(10)	(85)	(774)	(2,037)
Total other (expense) income, net	(79)	6,133	2,317	49,069
Income (loss) before income tax provision	16,883	36,979	(46,317)	93,276
Income tax (benefit) expense	(1,443)	794	2,855	205
Net income (loss)	$18,326	$36,185	$(49,172)	$93,071

Earnings (loss) per share:
Basic	$0.50	$0.95	$(1.34)	$2.41
Diluted	$0.48	$0.95	$(1.34)	$2.41

Basic weighted average number of common shares outstanding	36,651	38,104	36,621	38,573
Diluted weighted average number of common shares outstanding	37,902	38,140	36,621	38,620

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$78,989	$119,958
Restricted cash	—	7,269
Accounts receivable	44,836	35,776
Inventories	5,177	5,795
Prepaid expenses and other current assets	7,564	4,740
Contract fulfillment costs	1,368	634
Total current assets	137,934	174,172
Non-current assets
Vessels, net	399,433	521,331
Vessels under construction	152,918	110,969
Assets held for sale	69,300	—
Intangible assets	4,518	4,518
Other assets	2,214	3,514
Total non-current assets	628,383	640,332
Total assets	$766,317	$814,504

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$12,110	$12,039
Contract liabilities	5,195	6,706
Corporate income tax payable	1,061	2,637
Accounts payable and accrued expenses	19,524	23,629
Total current liabilities	37,890	45,011
Non-current liabilities
Bank loans, net	43,171	52,253
Deferred tax liabilities	12,455	—
Other liabilities	1,313	1,926
Total non-current liabilities	56,939	54,179
Total liabilities	94,829	99,190
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares as of September 30, 2023 and December 31, 2022; outstanding 38,647,119 shares and 38,446,394 shares as of September 30, 2023 and December 31, 2022, respectively	1,136	1,134
Paid-in capital	2,069,512	2,064,168
Common shares held in treasury, at cost; 2,328,179 shares at September 30, 2023 and December 31, 2022	(17,669)	(17,669)
Accumulated deficit	(1,381,491)	(1,332,319)
Total shareholders’ equity	671,488	715,314
Total liabilities and shareholders’ equity	$766,317	$814,504

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Nine Months Ended September 30,
	2023	2022
Operating activities
Net (loss) income	$(49,172)	$93,071
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Restricted share amortization	6,503	5,778
Vessel depreciation	16,656	18,959
Amortization of deferred financing costs	598	351
Write-down of vessels held for sale	49,336	896
Net (gains) on investments	—	(54,890)
Dividend income from equity investment	—	(646)
Drydocking expenditure	—	(504)
Deferred taxes	2,339	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(9,060)	(18,948)
Decrease in inventories	618	985
(Increase) decrease in prepaid expenses and other assets	(2,492)	1,556
Decrease in accounts payable and accrued expenses	(6,229)	(11,401)
Decrease in taxes payable	(1,001)	(1,964)
Net cash provided by operating activities	8,096	33,243
Investing activities
Sale of equity investment	—	82,497
Dividend income from equity investment	—	646
Payments on vessels under construction and other fixed assets	(45,802)	(39,375)
Net cash (used in) provided by investing activities	(45,802)	43,768
Financing activities
Proceeds from issuance of long-term debt	—	130,000
Repayments of long-term debt	(9,375)	(201,915)
Common shares repurchased	—	(16,952)
Debt issuance costs paid	—	(3,235)
Dividends paid	(1,157)	(1,196)
Net cash used in financing activities	(10,532)	(93,298)
Decrease in cash and cash equivalents and restricted cash	(48,238)	(16,287)
Cash and cash equivalents and restricted cash, beginning of period	127,227	153,977
Cash and cash equivalents and restricted cash, end of period	$78,989	$137,690

Conference Call on Results:

A conference call to discuss the Company’s results will be held at 9:00 AM Eastern Time / 3:00 PM Central European Time on November 14, 2023. Those wishing to listen to the call should dial 1 (877) 513-1694 (U.S.) or 1 (412) 902-4269 (International) at least 15 minutes prior to the start of the call to ensure connection. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/24tnahbd

About Eneti Inc.
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income and adjusted EBITDA are a non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measure should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliation of EBITDA, adjusted net income and adjusted EBITDA.
EBITDA (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
In thousands	2023	2022	2023	2022
Net income (loss)	$18,326	$36,185	$(49,172)	$93,071
Add Back:
Net interest (income) expense	(943)	(346)	(2,266)	1,463
Depreciation and amortization (1)	6,965	8,363	23,758	24,659
Income tax (benefit) expense	(1,443)	794	2,855	205
EBITDA	$22,905	44,996	$(24,825)	$119,398
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Adjusted net income (loss) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands, except per share data	2023		2023
Net income (loss)	$18,326	$0.48	$(49,172)	$(1.34)
Adjustments:
Write-down on vessels held for sale	—	$0.00	49,336	$1.35
Transaction costs	213	$0.01	3,503	$0.09
Adjusted net income	$18,539	$0.49	$3,667	$0.10

Adjusted EBITDA (unaudited)

	Three Months Ended September 30	Nine Months Ended September 30
In thousands	2023	2023
Net income (loss)	$18,326	$(49,172)
Impact of adjustments	213	52,839
Adjusted net income	$18,539	$3,667
Add Back:
Net interest income	(943)	(2,266)
Depreciation and amortization (1)	6,965	23,758
Income tax (benefit) expense	(1,443)	2,855
Adjusted EBITDA	$23,118	$28,014
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the continuing impacts of the ongoing novel coronavirus (COVID-19) pandemic, including its effects on demand for WTIVs and the installation of offshore windfarms, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including conditions resulting from the ongoing conflict between Russia and Ukraine, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com